YUKON-NEVADA GOLD CORP. ANNOUNCES
PROPERTY AGREEMENT IN THE YUKON

Vancouver, BC – April 23, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated an option to purchase the Mt. Nansen property of Aurchem Ltd. a private Canadian company. The property consists of 278 contiguous claims and mining leases on the slopes of Mt. Victoria near Carmacks, Yukon Territory.

Exploration to date on the Mt. Nansen property has focussed principally on high-grade gold veins that have been identified on the property. Gold-bearing breccias have been recognized on the property as well; these appear similar to breccias which on nearby properties with historical production have hosted high grade gold mineralization. Breccias on the Mt. Nansen property have received little exploration attention and will be the focus of the Company’s exploration program on the property with the objective of identifying one or more gold-bearing structures that host bulk-mineable gold mineralization.

The option agreement requires a payment of CAD$25,000 and commitment to carry out work for a value of CAD$150,000 in the first year, and a payment of CAD$40,000 and work commitment of CAD$300,000 in the second year.

The Company may if it wishes purchase the property for CAD$4,000,000 to be paid over a period of three years. Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “This property is destined for the Yukon-Shaanxi joint venture program, which will make the above payments, and has recently been approved for inclusion in the joint venture’s work program for this summer of 2008.”

The joint venture partner NWME has fully funded their 50% portion of CAD$3,000,000 matching Yukon-Nevada’s contribution.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.